UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

LONE OAK ACQUISITION CORPORATION
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G5693V 105
(CUSIP Number)

Jason Hoisager
c/o Lone Oak Acquisition Corporation
500 W. Texas Avenue
Suite 1450
Midland, Texas 79701
432-897-4755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the lliabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   G5693V 105

1.	Names of Reporting Person: Jason Hoisager

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: United States of America

           Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:                                                      1,469,012

8. Shared Voting Power:                                                      0

9. Sole Dispositive Power:                                              1,469,012

10. Shared Dispositive Power:                                                      0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,469,012

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 30.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.   G5693V 105

ITEM 1.                      SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, par value $0.001 (the “Ordinary Shares,”) of Lone Oak Acquisition Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701.

ITEM 2.                      IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D is being filed by Jason Hoisager.

(b)	Residence or Business Address:

The business address of Mr. Hoisager is c/o Lone Oak Acquisition Corporation, 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701.

(c)	Present Principal Occupation or Employment:

Mr. Hoisager’s principal occupation is Chief Executive Officer and President of the Issuer.

(d)	Criminal Convictions:

During the last five years, Mr. Hoisager has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Mr. Hoisager has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Hoisager is a citizen of the United States.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 24, 2013, Mr. Hoisager acquired 1,469,012 Ordinary Shares pursuant to the merger (the “Merger”) of Arabella Exploration, Limited Liability Company (“Arabella”) with a wholly owned subsidiary of the Issuer.  As a consequence of the Merger, all of Mr. Hoisager’s membership interests in Arabella were converted into 1,469,012 Ordinary Shares.  In connection with the Merger, the Issuer acquired 100% of the membership interests in Arabella.

ITEM 4.                      PURPOSE OF TRANSACTION

Mr. Hoisager’s Ordinary Shares were acquired pursuant to the Merger described in Item 3.

CUSIP No.   G5693V 105

    Mr. Hoisager expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer’s and his investment in the securities of the Issuer, which review may be based on various factors, including but not limited to, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s securities, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, Mr. Hoisager reserves the right to change his intentions regarding the Issuer as he deems appropriate.  In particular, Mr. Hoisager may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase his investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that he now owns or may hereafter acquire, including, without limitation, sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement described below.  As a member of management of the Issuer Mr. Hoisager may take positions with respect to and seek to influence the Issuer regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Other than Mr. Hoisager’s beneficial ownership of the Ordinary Shares described in this Schedule 13D and the transaction described above in Item 3 and except as set forth above, Mr. Hoisager does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

Mr. Hoisager is also party to the Voting Agreement described in Item 6 below, which is incorporated by reference herein.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of December 24, 2013, Mr. Hoisager beneficially owned 1,469,012 Ordinary Shares, representing 30.4% of the total issued and outstanding Ordinary Shares. The percentage reported herein is calculated based on 4,829,826 Ordinary Shares outstanding on December 24, 2013.

(b)	Power to Vote and Dispose of the Issuer Shares:

Mr. Hoisager has sole voting and dispositive power with respect to the 1,469,012 Ordinary Shares reported on this Schedule 13D.

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Transactions Effected During the Past 60 Days:

Mr. Hoisager has not effected any transactions in the Ordinary Shares during the past 60 days, other than as described in this Schedule 13D.

(c)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(d)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described below, Mr. Hoisager is not subject to any contracts, arrangements, understandings or relationships (legal or otherwise) that are currently in effect with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On December 24, 2013, in connection with the Merger, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Mr. Hoisager and certain other former members of Arabella (the “Arabella Holders”).  Under the Registration Rights Agreement, the Arabella Holders are entitled to demand that the Issuer register the shares issued to them in connection with the Merger under the Securities Act.  In addition, the Arabella Holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of the Merger.

On December 24, 2013, in connection with the Merger, Mr. Hoisager, along with certain other shareholders of the Issuer, entered into a Voting Agreement that provides that, for the four year period following the Merger, the founding shareholders of the Issuer will designate three persons to the Issuer’s board of directors and that Mr. Hoisager will designate four persons as nominees to the combined company’s board of directors.  Each of the parties to the Voting Agreement agreed to take all action necessary to elect such persons to the board of directors of the Issuer. The Voting Agreement also provides that the company may not take the following actions without the approval of two-thirds of the members of the Issuer’s board of directors and at least one person designated by the founding shareholders of the Issuer voting in favor:

·	Issue any ordinary share of the combined company or securities convertible into ordinary shares;

·	Repay a loan from Jason Hoisager to Arabella;

·	Appoint or remove the Issuer’s Chief Executive Officer or Chief Financial Officer;

·	Amend the merger agreement relating to the Merger;

·	Amend the Public Peer Set (as defined in the merger agreement relating to the Merger);

·	Retain an investor relations firm;

·	Appoint or hire an employee to provide internal investment relations management; and

·	Adopt an equity incentive plan for officers, directors or employees.

On December 24, 2013, in connection with the Merger, the Issuer and the Arabella Holders entered into a Lock Up Agreement (the “Lock Up Agreement”).  Under the terms of the Lock Up Agreement, each of the Arabella Holders agreed not to transfer in excess of 33% of the Ordinary Shares received by such party in the Merger in any 365 day period.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS
Exhibit No.	Description
4.1
Voting agreement among the Company and the security holders named therein dated December 24, 2013. (Incorporated by reference to Exhibit 4.8 to the Issuer’s Shell Company Report on Form 20-F dated December 24, 2013)

4.2
Registration Rights Agreement among the Company and the security holders named therein dated December 24, 2013 (Incorporated  by reference to Exhibit 4.7 to the Issuer’s Shell Company Report on Form 20-F dated December 24, 2013)

4.3
Lock-Up Agreement among the Company and the security holders named therein dated December 24, 2013 (Incorporated by reference to Exhibit 4.9 to the Issuer’s Shell Company Report on Form 20-F dated December 24, 2013)

CUSIP No.   G5693V 105

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2014
/s/ Jason Hoisager Jason Hoisager

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